VIA EDGAR AND FACSIMILE

February 1, 2007

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E., Mail Stop 6010

Washington, D.C. 20549

Re:	CareGuide, Inc. (formerly Patient Infosystems, Inc.)

File No. 0-22319

Dear Mr. Rosenberg:

On behalf of CareGuide, Inc. (formerly known as Patient Infosystems, Inc.) (“CareGuide” or the “Company”) this letter is being transmitted in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated January 19, 2007 with respect to the Company’s Annual Report on Form 10-KSB for the fiscal year ended March 31, 2006. The numbering of the paragraphs below corresponds to the numbering of the comments, which for the Staff’s convenience, have been incorporated into this response letter. This response letter also reflects the content of a telephone conference with Mr. Kevin Woody and Ms. Christine Allen held on January 30, 2007.

Form 10-KSB for the Fiscal Year Ended March 31, 2006 filed June 29, 2006

Management’s Discussion and Analysis

Critical Accounting Policies and Estimates

Results of Operations, page 25

1.

We acknowledge your response to our comment one. We believe your response does not meet the burden of demonstrating the usefulness of the non-GAAP financial measurement. Your response states that “we believe that EBITDA from continuing operations is widely used by others in our industry” but your limitation states that “other companies in our industry may calculate EBITDA from continuing operations differently than we do”. Considering that this is not a comparable measurement that can be applied from one company to another company it would appear not to be useful to investors. We believe that the information conveyed by your use of the non-GAAP financial measurement can be easily and readily obtained and calculated from the most comparable GAAP measurement, net income or loss from continuing operations. Please revise your filing to remove all references to the non-GAAP financial measurement EBITDA (loss) from continuing operations. Alternatively, if you limit your disclosure to indicate that the measure is solely a liquidity measure that helps “evaluate our ability to service existing debt and to sustain potential future increases in debt,” you may retain the measure in your filing. Please refer to Item 10(e)(1)(ii)(A) of Regulation S-K.

In response to the Staff’s comment, the Company advises the staff that in future filings of Forms 10-K and 10-Q, or Forms 10-KSB and 10-QSB, as applicable, the Company will remove references to EBITDA (loss) from continuing operations when it is used as a performance measure.

We supplementally advise the Staff that, as discussed with Mr. Woody and Ms. Allen, in future earnings releases furnished to the Commission in accordance with Item 2.02 of Form 8-K, the Company intends to continue to use EBITDA (loss) from operations as a performance measure. In connection with such releases, the Company will comply with Regulation G and will, either in the release itself or in the accompanying Form 8-K, provide the reasons why management of the Company believes that presentation of EBITDA (loss) from continuing operations provides useful information to investors regarding the Company’s results of operations. The Company intends to provide disclosure similar to the following to justify its use of EBITDA (loss) from continuing operations as a performance measure:

Earnings from continuing operations before interest, taxes, depreciation and amortization, or EBITDA from continuing operations, is a non-GAAP financial measure. Given that EBITDA from continuing operations is not a measurement determined in accordance with GAAP and is thus susceptible to varying calculations, EBITDA from continuing operations may not be comparable to other similarly titled measures of other companies.

The Company provides non-GAAP financial information such as EBITDA from continuing operations in order to provide meaningful supplemental information regarding its operational performance and to enhance its investors’ overall understanding of its core current financial performance and its prospects for the future. The Company believes that its investors benefit from seeing its results “through the eyes” of management in addition to the GAAP presentation. Management believes that EBITDA from continuing operations is a supplemental tool often used by investors and analysts to analyze and compare companies. We have historically provided EBITDA from continuing operations to our investors, and therefore we believe that presenting this non-GAAP financial measure also provides consistency in our financial reporting.

EBITDA from continuing operations has limitations as an analytical tool, and therefore investors should not consider it in isolation or as a substitute for analyses of our results as reported under GAAP. In order to effectively use EBITDA from continuing operations, investors should consider increasing or decreasing trends in this measure. Investors should always consider the Company’s net income, operating income and net income from continuing operations, in conjunction with EBITDA from continuing operations. When evaluating EBITDA from continuing operations, investors should consider some of its limitations, including the following:

•	EBITDA from continuing operations does not reflect our cash expenditures or future requirements for capital expenditures or contractual commitments;
•	EBITDA from continuing operations does not reflect changes in, or cash requirements for, our working capital needs;
•	EBITDA from continuing operations does not reflect depreciation or amortization, and although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and EBITDA from continuing operations does not reflect any cash requirements for such replacements;

•

EBITDA from continuing operations does not reflect tax payments, and because the payment of taxes is a necessary element of our operations, any measure that excludes tax expense has material limitations;

•

EBITDA from continuing operations does not reflect the impact of earnings or charges resulting from business operations that we have categorized as discontinued operations, and because we exit certain businesses from time to time this has material limitations on its usefulness as a comparative measure; and

•	Other companies in our industry may calculate EBITDA from continuing operations differently than we do, limiting its usefulness as a comparative measure.

In the event that the Company intends to use EBITDA (loss) from continuing operations as a measure of liquidity in addition to performance, the Company will provide a separate reconciliation to cash flows from operating activities and will similarly describe the reasons why management believes that it is useful to investors as a liquidity measure.

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Claims Payable, page F-15

2.

We acknowledge your response to our comment four. Please include disclosures to explain what the caption “prior year period” represents under “claims incurred” similar to previous disclosures that these are “related to favorable settlement of claims for services incurred prior to...”.

In response to the Staff’s comment, as discussed with Mr. Woody and Ms. Allen, the Company respectfully advises the Staff that in its future filings with the Commission it will include a footnote in its claims payable rollforward table that will clarify that the caption “prior year period” relates to the favorable (or unfavorable, if applicable) settlement of claims for services incurred prior to the financial statement date in question, since estimates for claims payable are continually reviewed and adjusted as necessary, as experience develops or new information becomes known.

3.

We have reviewed your response to comment number 6. It does not appear that you have provided sufficient justification for the adjustment of the trading price as of your measurement date for the spin off. Please revise your financial statements to use the unadjusted share price as of the measurement date or advise us to any additional information or accounting literature that would justify the adjustment.

In response to the Staff’s comment, as discussed with Mr. Woody and Ms. Allen, we advise the Staff that in connection with the reverse merger of CCS Consolidated, Inc., a private company (“CCS”), with and into a wholly owned subsidiary of Patient Infosystems, Inc., a public company (“PATY”), by which the CCS stockholders were to own approximately 65% of the combined public company, it was explicitly contemplated that PATY’s wholly owned subsidiary American Caresource Holdings, Inc. (“ACS”) would be distributed to PATY stockholders as a dividend prior to the closing of the transaction. In fact, the initial SB-2 registration statement relating to the distribution of ACS shares to PATY stockholders was filed with the Commission in February 2005 and preceded any substantive merger discussions between PATY and CCS. Throughout the parties’ negotiations, it was understood that ACS would not be part of the combined company and that the CCS stockholders would not receive any interest in ACS as part of the merger.

The definitive merger agreement executed by the parties in September 2005 also contained a condition to closing requiring that the ACS spin-off be completed. The ACS registration statement was later declared effective by the Commission, and the spin-off was completed on December 14, 2005, as a result of which each PATY stockholder received one share of ACS for every two shares of PATY common stock owned on the record date of the distribution. ACS continues to be a publicly traded company, currently listed on the American Stock Exchange under the symbol “XSI.” The CCS/PATY merger transaction closed on January 25, 2006.

For the reasons described in the Company’s previous response letter to the Staff dated November 13, 2006 (the “Prior Letter”), the Company selected October 31, 2005 as the appropriate measurement date for the purchase price valuation in connection with the merger and determined that the fair value of the PATY common shares was more clearly evident of the value received in the merger. However, the Company did not believe that the trading price of PATY on the Over-the-Counter Bulletin Board on October 31, 2005 was a proper estimate of the fair value of such shares, as the spin-off of ACS had not yet been completed and the quoted market price of PATY shares included the market value attributed to ACS. Therefore, as permitted by paragraph 23 of SFAS No. 141 set forth below, the Company used its best estimate to compute the value of PATY. As a result, and as described in the Prior Letter, the Company believed that the best methodology for arriving at an estimate for the value of PATY shares exclusive of the value of ACS was to use the market price of PATY shares just after the effective date of the spin-off, adjusted for an estimate of the change in the PATY trading price between October 31, 2005 and December 14, 2005. The Company did not believe that an independent valuation of PATY was necessary or required in connection with the merger, as the quoted market prices of PATY, both before and after the ACS spin-off, were readily available, and the Company believes that this provided a better estimate of value.

As further verification of the appropriateness of using $1.38 per PATY share in the computation of merger consideration, the implied enterprise value of PATY is consistent with the relative valuation of PATY used by CCS in the merger negotiations for purposes of arriving at the conversion ratio for the transaction.

For your reference, we respectfully direct the Staff to paragraph 23 of SFAS No. 141, which states that

“If the quoted market price is not the fair value of the equity securities, either preferred or common, the consideration received shall be estimated even though measuring directly the fair values of net assets received is difficult. Both the net assets received, including goodwill, and the extent of the adjustment of the quoted market price of the shares issued shall be weighed to determine the amount to be recorded. All aspects of the acquisition, including the negotiations, shall be studied, and independent appraisals may be used as an aid in determining the fair value of securities issued. Consideration other than equity shares distributed to effect an acquisition may provide evidence of the total fair value received.”

*        **

In addition to the responses above, the Company acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

As discussed with Mr. Woody and Ms. Allen, it is the Company’s understanding that the foregoing responses are satisfactory to the Staff, and that the Staff concurs that the Company may address comment numbers one and two above (and comment numbers two, three, four and five of the Staff’s letter dated September 15, 2006) in future filings with the Commission and that no amendments of any past filings will be required by the Staff. We respectfully request that the Staff also confirm by letter to the Company that there are no unresolved Staff comments with respect to the Form 10-KSB for the fiscal year ended March 31, 2006. Please contact the undersigned at (954) 796-3792 with any questions regarding the above.

Sincerely,

CAREGUIDE, INC.

By	/s/ Glen A. Spence

Glen A. Spence

Executive Vice President and Chief Financial Officer

cc:	Chris E. Paterson (CareGuide, Inc.)

Darren K. DeStefano (Cooley Godward Kronish LLP)

Aaron J. Velli (Cooley Godward Kronish LLP)

Jeffery C. Baker (McGladrey & Pullen, LLP)
Randy L. Houck (McGladrey & Pullen, LLP)

5